OLSHAN FROME WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

Spencer G. Feldman

212-451-2234

E-mail: sfeldman@olshanlaw.com

October 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  First Priority Tax Solutions Inc.

        Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of First Priority Tax Solutions Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the captioned Registration Statement on Form S-11 (the “Registration Statement”), for the registration of 4,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Registration Statement as filed therewith.

A wire transfer in payment of the applicable registration fee has been previously sent.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2234) or Michael Heitz, the Company’s President (tel.: (859) 268-6264).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:  Mr. Michael Heitz

      First Priority Tax Solutions Inc.